Notice of Exempt Solicitation

NAME OF REGISTRANT: HCA Healthcare Inc.

NAME OF PERSON RELYING ON EXEMPTION: Michael Frerichs, as Trustee of the Bright Start College Savings Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: Office of the Illinois State Treasurer, 555 W. Monroe, 14th Floor, Chicago, IL 60661

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

March 27, 2023

Dear HCA Shareholder,

We write to urge you to vote FOR Proposal #6, “Amendment of Patient Safety and Quality of Care Committee Charter” (the “Proposal”), at HCA Healthcare Inc.’s (“HCA’s” or the “Company’s”) annual general meeting on April 19, 2023.

Chronic understaffing in HCA hospitals pushes healthcare workers to the breaking point, which fuels burnout, boosts turnover and feeds a downward staffing spiral. Short-staffing also compromises the quality of patient care, which not only creates risks for patients, but can create material legal, regulatory, reputational and financial risks for the Company. We believe that robust board oversight of staffing levels – with accountability and oversight clearly designated to the Patient Safety and Quality of Care Committee – would enable HCA to better manage those risks, make more informed capital allocation decisions, and promote long-term value creation for shareholders.

The Proposal states:

RESOLVED, that shareholders of HCA Healthcare, Inc. (“HCA”) urge the Board of Directors to take the steps necessary to amend the charter of the Board’s Patient Safety and Quality of Care Committee (the “Committee”) to provide that the Committee has the power and duty to review staffing levels and their impact on patient safety and the quality of patient care.

Even before the COVID-19 pandemic, there were serious concerns about the impact of healthcare understaffing on workers and patients.1 Understaffing or short-staffing refers to scheduling too few workers to complete the tasks required of them, which means that they “are forced to ignore or postpone important tasks.”2 California adopted minimum staffing levels for hospitals in 2010,3 and Massachusetts followed suit for intensive care units in 2014, though staffing levels were already sufficiently low that they did not meaningfully change after the law’s passage.4

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1 See, e.g., https://qualitysafety.bmj.com/content/30/8/639

2 https://www.scirp.org/pdf/ojn_2017121214354394.pdf

3 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2908200/

4 https://www.bu.edu/sph/news/articles/2018/massachusetts-icu-nurse-staffing-regulations-had-little-impact/

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But the extra burdens imposed by the COVID-19 pandemic gave the issue greater urgency, as understaffing has become part of a “doom loop”5 of healthcare worker burnout, turnover, and worsening understaffing. Short-staffing requires healthcare workers to care for a larger number of patients, stretching workers thin and leading them to worry that they will “miss important signs of illness along the way”6 because they cannot spend the necessary time with each patient. Nurses have additional concerns about being blamed for an adverse outcome caused by understaffing, which in extreme cases could lead to criminal prosecution or loss of their nursing license.7

Lack of control over workload and inadequate support are major contributors to burnout.8 Burnout is “a long-term stress reaction marked by emotional exhaustion, depersonalization, and a lack of sense of personal accomplishment.”9 Burnout is worsening: A survey of hospital-based healthcare workers at two large healthcare systems found that the proportion reporting “emotional exhaustion”—an indicator of burnout—rose from 31.8% in September 2019 to 40.4% in September 2021-January 2022. Nurses reported a significant increase in emotional exhaustion from 40.6% in 2019 to 49.2% in 2021.10

Understaffing, and the burnout it causes, is a primary reason for healthcare worker turnover. Healthcare workers have begun leaving the profession at a higher rate. An April 2022 Health Affairs article reported on research showing that 100,000 nurses left the profession in 2021, “the first decline in four decades.”11

Many healthcare workers leaving or considering leaving the profession cite understaffing as a key reason.12 Of the 50% of nurses recently surveyed who indicated they have considered leaving the profession, 61% cited understaffing as the number one reason for leaving nursing.13 A study by the American Association of Colleges of Nursing cited insufficient staffing as “driving many nurses to leave the profession,” ranking among one of three reasons for the projected RN shortage.14

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5 “The State of Nursing,” The Atlanta Journal-Constitution, May 22, 2022

6 Aubrey Whelan, “Temple nurses say staffing issues = danger,” The Philadelphia Daily News, Sept. 24, 2021

7 E.g., https://nursejournal.org/articles/radonda-vaught-medical-errors-what-nurses-can-do/; https://nursejournal.org/articles/chronic-understaffing-in-nursing-homes/; https://www.opb.org/article/2022/09/06/oregon-nurses-drowning-too-many-patients-staff-shortage/

8 “The State of Nursing,” The Atlanta Journal-Constitution, May 22, 2022

9 https://www.ahrq.gov/prevention/clinician/ahrq-works/burnout/index.html

10 https://jamanetwork.com/journals/jamanetworkopen/fullarticle/2796562

11 https://www.nbcnews.com/health/health-news/workers-us-hospital-giant-hca-say-puts-profits-patient-care-rcna64122

12 https://www.washingtonpost.com/business/2023/01/14/nurses-strike-staffing-unions/

13 https://www.forbes.com/sites/debgordon/2022/11/08/90-of-nurses-in-new-survey-say-patients-suffer-due-to-staffing-shortages/

14 https://www.nbcnews.com/health/health-news/workers-us-hospital-giant-hca-say-puts-profits-patient-care-rcna64122

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with HCA’s instructions.

3

Healthcare worker turnover increases the burdens on workers who stay.15 Not only must workers cover a greater number of patients; they also must take on tasks outside the scope of their usual role, including cleaning, procuring supplies, and clerical duties.16

Understaffing has spurred strikes and other concerted labor actions by healthcare workers. Understaffing was a key reason 2,000 healthcare workers went on strike against several Buffalo-area Catholic Health hospitals; union leaders touted the settlement ending the strike as providing “historic breakthroughs in safe staffing.”17 Short-staffing was a major issue in January 2023 nurses’ strikes at New York City’s Montefiore and Mt. Sinai Hospitals, as well as 2022 strikes by Minnesota nurses and mental health workers in California and Hawaii.18 Nurses at 21 California Kaiser Permanente hospitals held a two-day strike in November 2022 to protest “chronic short-staffing and workplace health and safety.”19 In Pennsylvania, nurses at Armstrong Memorial Hospital identified staff-to-patient ratios as a sticking point in contract negotiations.20 Nurses at Temple University Hospital picketed over short-staffing in September 2022.21

Understaffing puts patients at risk of increased mortality, adverse events, and medication errors. There is ample evidence that understaffing in healthcare settings increases patient morbidity and mortality.22 A literature review of 33 quantitative studies found that:

•	Lower staffing levels were associated with greater patient mortality;
•	Higher staffing levels were associated with lower levels of reintubation, sepsis, and pneumonia;
•	Higher intensity of registered nurse attention was correlated with a lower risk of bloodstream infections among infants in the neonatal ICU;
•	Excessive nursing workload was associated with a higher risk of hospital-acquired infection;
•	Nursing understaffing was correlated with poorer provision of basic care and several types of patient harms, including physiological/metabolic derangement, pulmonary failure, and shock; and
•	Interruptions, divided attention and rushing were associated with medication error.[23]

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15 https://www.theatlantic.com/newsletters/archive/2022/10/the-burnout-crisis-in-pink-collar-work/671668/

16 https://www.healthcareitnews.com/news/report-90-nurses-considering-leaving-profession-next-year

17 https://www.fiercehealthcare.com/hospitals/catholic-health-union-reach-tentative-agreement-to-end-5-week-2-000-worker-strike

18 https://www.dailymail.co.uk/news/article-11614885/More-7-000-nurses-strike-two-New-York-Citys-hospitals-chronic-understaffing.html

19 Rosalio Ahumada, “Nurses plan two-day strike at 21 Kaiser Permanente hospitals in Northern California,” Sacramento Bee, Nov. 12, 2022

20 Kris B. Mamula, “Armstrong hospital nurses cite staffing as major issue; contract talks stall over staff-to-patient ratios,” Pittsburgh Post-Gazette, Feb. 19, 2022

21 Jason Laughlin, “Temple nurses to picket today amid talks, Philadelphia Inquirer, Sept. 23, 2022

22 E.g., http://www.ncbi.nlm.nih.com/books/NBK493175; https://www.scientificamerican.com/article/widespread-understaffing-of-nurses-increases-risk-to-patients/

23 https://www.scirp.org/pdf/ojn_2017121214354394.pdf

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with HCA’s instructions.

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Similarly, research led by Columbia Nursing School professor Jingjing Shang found that “[p]atients in units with too few registered nurses (RNs) were 15 percent more likely to develop [hospital-acquired infections] on or after the third day of exposure than were patients in units with adequate staffing for day and night shifts.” Professor Shang explained that hospital-acquired infections are serious but often preventable problems associated with high morbidity and mortality.”24 Excessive prevalence of hospital-acquired conditions, including hospital-acquired infections, also subjects a hospital to Medicare payment reductions,25 though this penalty is not being imposed for federal fiscal year 2023 due to the COVID-19 pandemic.26

HCA hospitals are chronically understaffed. A recent report based on Medicare cost data found that HCA, the largest U.S. hospital company, staffs its hospitals at about 30% below the national average. The same report concluded that staffing levels drop significantly after HCA buys a hospital,27 which suggests that understaffing is an apparent business strategy, or at the least, an adverse byproduct of aggressive efficiency targets. As HCA’s CEO Sam Hazen stated on the Company’s earnings call in April 2022, “Our productivity is at a very efficient level when it comes to employees per patient.”28

According to current and former HCA employees, understaffing at the company’s hospitals make it more difficult to recruit and retain healthcare workers.29 HCA often choses to rely on contract workers to fill workforce gaps, as opposed to focusing on improving conditions to retain current workers. In April 2022, HCA reduced its earnings guidance for the full year 2022, citing costs associated with that strategy.30

HCA healthcare workers have described the negative impact of understaffing on their patients. Understaffing puts patients at risk and forces them to wait for care.31 An opt-in survey of 1,500 nurses and other healthcare workers employed by HCA in six states and represented by the Service Employees International Union found that 80% had witnessed patient care being compromised by short-staffing.32

In February 2023, a surgical technician at a Nevada HCA hospital described the challenges associated with short-staffing at her hospital: “Because of short-staffing at my HCA hospital, I was sometimes forced to work 19-hour shifts in the operating room and was called in on multiple weekends. It’s incredibly tough to be on your feet in an atmosphere requiring intense concentration for many hours on end.”33

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24 https://www.nursing.columbia.edu/news/nurse-understaffing-linked-patient-infection-risk

25 https://qualitynet.cms.gov/files/62f2f2decef92400162e86b3?filename=FY_2023_HACRP_KeyDatesMatrix.pdf

26 See http://qualitynet.cms.gov/inpatient/hac; https://www.cms.gov/files/document/fy-2023-hac-reduction-program-fact-sheet.pdf

27 https://hcavsamerica.org/wp-content/uploads/2023/01/SEIU_ExecSumm.pdf

28 Q1 2022 Earnings Call. April 22, 2022. at 14.

29 https://www.nbcnews.com/health/health-news/workers-us-hospital-giant-hca-say-puts-profits-patient-care-rcna64122

30 https://www.healthcaredive.com/news/HCA-Q1-2022-lowers-guidance-staffing-labor-costs/622559/

31 https://www.usnews.com/news/health-news/articles/2022-07-28/staff-shortages-choking-u-s-health-care-system (“Staffing shortages are now the nation’s top patient safety concern, forcing Americans to endure longer wait times when seeking care “even in life-threatening emergencies,” or to be turned away entirely, according to ECRI, a nonprofit patient safety organization.”)

32 https://hcavsamerica.org/staffing-crisis/

33 https://www.yahoo.com/news/weve-just-had-enough-understaffing-090003382.html

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with HCA’s instructions.

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An NBC News account spotlighted how understaffing forced an experienced ICU nurse to leave the ICU to transport patients for imaging tests, a task generally performed by a patient transporter, which the nurse called a “major patient safety issue” because it leaves fewer nurses in the ICU.34

Similarly, a pediatric nurse published an opinion piece in the Nevada Independent in March of this year, decrying understaffing in HCA’s Las Vegas-area hospitals, which a report found to be staffed at a level 34% below the national average. She explained:

Ideally in pediatrics, you want to have a maximum of four patients per nurse in order to provide the best care. But we sometimes have up to seven acutely ill young children per nurse. We’re forced to make impossible, gut-wrenching choices: Do I rush to the kid having trouble breathing, or help the one who desperately needs more pain medication? It feels like playing a frantic game of medical whack-a-mole, running from the most threatening crisis to the next. . . We’re not only suffering from utter physical exhaustion, but also from an even deeper threat to our well-being, which we refer to as “moral injury.” That’s the damage to our conscience when we witness situations that violate our deepest values.35

HCA hospitals performed worse than average on national quality ratings and patient satisfaction surveys compiled by the Centers for Medicare and Medicaid Services (CMS) in 2021. For example, CMS reported that a disproportionate number of HCA hospitals have higher-than-average death rates for pneumonia patients and the recent report using Medicare data found higher readmission rates for heart failure and pneumonia patients.36 That report also identified inadequate care linked to understaffing, such as missed nursing assessments, delays in treatment, and falls.37

Understaffing may explain why HCA failed to meet its own “Care Experience” executive compensation metric in 2022. The Care Experience component of the Quality Measures for executive bonuses is based on how HCA inpatients and emergency room patients rate their experiences. Objectives for 2022 were a score of nine or ten on CMS Hospital Consumer Assessment of Healthcare Providers and Services and a score of “Very Good” on the Press Ganey Patient Experience Emergency Room survey.38 HCA achieved neither of those goals, resulting in no payout on that portion of the bonus formula.39

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34 https://www.nbcnews.com/health/health-news/workers-us-hospital-giant-hca-say-puts-profits-patient-care-rcna64122

35 https://thenevadaindependent.com/article/hospital-understaffing-has-reached-crisis-levels

36 https://thenevadaindependent.com/article/hospital-understaffing-has-reached-crisis-levels

37 https://hcavsamerica.org/wp-content/uploads/2023/01/SEIU_ExecSumm.pdf, at 2-3.

38 See HCA Healthcare Inc., Definitive Proxy Statement filed on March 10, 2023, at 66.

39 HCA Healthcare Inc., Definitive Proxy Statement filed on March 10, 2023, at 68.

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with HCA’s instructions.

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HCA hospitals have been cited many times by CMS for problems attributable to understaffing. CMS data reveals that understaffing at HCA Hospitals has led to numerous patient care failures serious enough to warrant citation, which is concerning given that federal government payors account for over 43% of HCA’s revenues. The following are illustrative examples:

•	Surveyors placed HCA Florida Citrus Hospital in Immediate Jeopardy[40] after understaffing of the telemetry unit caused a patient’s death. There are not enough telemetry technicians to monitor the patients on telemetry monitors, which led to a communication delay between the technician and nursing staff about a patient’s life-threatening heart rhythm change. The hospital’s plan of correction identified “Staffing” as a contributor to the patient death. The hospital wrote, “Once the patient census rose above 90, the facility contingency plan should have been initiated;” to avoid similar failures, “the facility staffing plan of 1 Monitor Tech to 45 patients will be followed at all times.”[41]
•	In an incident at HCA Florida Blake Hospital, CMS “determined the facility failed to have sufficient patient care staff to ensure patient care needs were met.” One unit had thirty-seven patients but only seven nurses and two patient care technicians. The unit charge nurse admitted that there were not enough staff to accomplish care tasks like feeding and repositioning patients. One patient told surveyors that “his bed has been changed twice, because [he] had a bowel movement in the bed, [he] just couldn't hold it any longer… staff refused to get him up stating [they] ‘didn't have time.’”[42]
•	HCA Houston Healthcare Southeast was cited for patient care assignment deficiencies after an unattended patient, identified as a fall risk, injured her head while falling out of bed. According to staff interviews, ICU staff transporting the patient had to rush back to the ICU, so they left the patient unattended. The patient remained unattended and unassessed by the new unit staff and had neither a bed alarm nor call light. Hours later, nurses found the patient on the floor with a bleeding head injury that required stitches.[43]

Committee oversight of staffing would strengthen HCA’s risk management and human capital management. Oversight of staffing by the Committee, as urged in the Proposal, would bring directors’ long-term perspectives to bear and help ensure that short-term profitability goals do not drive expense management decisions, such as understaffing, that may create material risks and harm long-term value creation. Independent directors’ objectivity and long-term incentives could allow them to view tradeoffs involving “efficient” staffing differently from management. Providing high-quality care is critical not only to HCA’s brand and reputation, but also to obtaining reimbursement under certain government programs.44 We believe that attracting and retaining first-rate healthcare workers and ensuring adequate staffing are necessary elements of providing patient safety and high-quality care.

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40 “Immediate Jeopardy represents a situation in which entity noncompliance has placed the health and safety of recipients in its care at risk for serious injury, serious harm, serious impairment or death.” (https://www.cms.gov/Regulations-and-guidance/Guidance/Manuals/downloads/som107ap_q_immedjeopardy.pdf)

41 Event ID: 5DOW11. Deficiency Tag: 0283. Deficiency Description: QUALITY IMPROVEMENT ACTIVITIES. HCA Florida Citrus Hospital . 8/17/2019.

42 Event ID: UYN511. Deficiency Tag: 0392. Deficiency Description: STAFFING AND DELIVERY OF CARE. HCA Florida Blake Hospital . 12/7/2017.

43 Event ID NQ2C11, Deficiency Tag: 0397. Deficiency Description: PATIENT CARE ASSIGNMENTS. HCA Houston Healthcare Southeast. 9/25/2018.

44 See HCA Healthcare Inc. Form 10-K for year ended Dec. 31, 2022, at 8-12.

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with HCA’s instructions.

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Committee oversight of staffing would give the full board more information to use when making capital allocation decisions. Rather than invest in the workforce, HCA has chosen to return cash to shareholders through share buybacks, which totaled $8 billion in 2021.45 It announced it would repurchase another $3 billion in shares in 2023.46 Stock buybacks are often criticized as short-term financial engineering. One group of economists argued in a 2020 Harvard Business Review article that stock buybacks supplant necessary investments in the workforce, lead to increased income inequity and employment instability, and enable executives to manipulate their companies’ stock prices.47 Awareness of the Company’s staffing levels and their impact on patient safety and quality of care may lead to more value-yielding capital allocation decisions.

* * *

We believe that enhanced – and clearly established – board oversight of staffing will position the Company to better manage material and fast-evolving human capital risks and opportunities. Understaffing takes a serious toll on the workforce and undermines the quality of patient care, both of which are critical to HCA’s ability to generate long-term value for shareholders. Oversight of staffing levels and their impact by the Patient Safety and Quality of Care Committee would bring a long-term perspective to stewarding HCA’s human capital and provide information the full board could incorporate into capital allocation decisions.

We urge shareholders to vote FOR Proposal #6.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by the Office of the Illinois State Treasurer or the other co-filers of the proposal. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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45 https://www.forbes.com/sites/katiejennings/2022/03/14/how-hca-healthcares-conservative-covid-strategy-reaped-dividends/

46 https://www.marketbeat.com/stock-buybacks/

47 William Lazonick, et al., “Why Stock Buybacks are Dangerous for the Economy,” January 7, 2020. https://hbr.org/2020/02/why-stock-buybacks-are-dangerous-for-the-economy

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with HCA’s instructions.